SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – IR 06/14

Copel Distribuição’s Captive Market grows 7.1% in 1Q14

                This report  analyzes  the performance of  Copel’s  electricity  market between  January  and March 2014  and all  comparisons  refer  to  the  same  period  in  2013.

Copel Distribuição

Captive Market

Electricity sales  to  Copel  Distribuição’s  captive  market came to 6,184 GWh in 1Q14, up 7.1% in comparison with 1T13. The table below breaks down electricity sales by customer segment:

	Number of Customers
	Mar/14	Mar/13	Var. %	1Q14	1Q13	Var. %
Residential	3,354,777	3,223,968	4.1	1,923	1,726	11.5
Industrial	92,978	88,533	5.0	1,585	1,602	(1.0)
Commercial	342,723	330,281	3.8	1,447	1,324	9.2
Rural	373,136	372,888	0.1	639	572	11.8
Other	56,297	54,569	3.2	590	552	6.8
Captive Market	4,219,911	4,070,239	3.7	6,184	5,776	7.1

The residential segment consumed 1,923 GWh, 11.5% up, due to the 4.1% increase in the customer base and the upturn in average consumption in the period, as a result of the increase in temperatures and favorable income conditions and employment level. At the end of March 2014 this segment accounted for 31.1% of captive market, totaling 3,354,777 residential customers.

The industrial segment consumed 1,585 GWh in 1Q14, 1.0% down, due the the migration of large industrial customers to the free market. At the end of the period, this segment accounted for 25.6% of captive market, with the company supplying power to 92,978 industrial customers.

The commercial segment consumed 1,447 GWh, 9.2% higher than 1Q13, mainly due to higher temperatures in the period and the expansion of the segment. At the end of 1Q14, this segment accounted for 23.4% of captive market, with the company supplying power to 342,723 customers.

The rural segment consumed 639 GWh, growing by 11.8%, mainly due to the strong performance of agribusiness in the State of Paraná and high temperatures in the period. At the end of March, this segment accounted for 10.3% of captive market, with the company supplying power to 373,136 rural customers.

Other segments (public agencies, public lighting, public services and own consumption) consumed 590 GWh, 6.8% up in the period. These segments jointly account for 9.6% of captive market, totaling 56,297 customers at the end of the period.

Notice to the Market – IR 06/14

Grid Market (TUSD)

                Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free consumers within the Company’s concession area, grew by 8.3%, as shown in the following table:

	Number of Customers/ agreements			Energy Sold (GWh)
	Mar/14	Mar/13	Var%	1Q14	1Q13	Var. %
Captive Market	4,219,911	4,070,239	3.7	6,184	5,776	7.1
Concessionaries and Licensees	4	4	-	168	157	6.9
Free Customers*	130	110	18.2	1,095	946	15.7
Grid Market	4,220,045	4,070,353	3.7	7,447	6,879	8.3
* All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

Copel’s Consolidated Market

Electricity Sales

Copel’s electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão’s sales in the free market, increased by 6.6% between January and March.

The main contribution to this result are sales to Copel Distribuição’s captive market, led by the 11.5% growth in electricity sales to the residential segment and 11.8% growth in the rural segment, due to higher temperatures and the increase in costumers in the period.

Copel Geração e Transmissão sales in the Free Market came to 1,047 GWh in the 1Q14, up 3.7% in comparison with the same period last year.

The table below breaks down electricity sales by customer segment:

Segment	Market	Energy Sold (GWh)
		1Q14	1Q13	Var. %
Residential		1,923	1,726	11.5
	Total	2,629	2,608	0.8
Industrial	Captive	1,585	1,602	(1.0)
	Free	1,044	1,007	3.7
	Total	1,450	1,327	9.2
Commercial	Captive	1,447	1,324	9.2
	Free	3	3	-
Rural		639	572	11.8
Other		590	552	6.8
Energy Supply		7,231	6,785	6.6

Notice to the Market – IR 06/14

Total Electricity Sold

Copel’s electricity sales, comprising Copel Distribuição and Copel Geração e Transmissão’s sales in all  the markets, declined by 6.8% from January to March, mainly due to the decline in Copel Geração e Transmissão's sales in the short-term market (MCP) in 1Q14, as a result of the allocation strategy adopted in 2013, when short-term sales were concentrated in the first quarter.

The following table shows Copel’s total electricity sales broken down between Copel Distribuição and Copel Geração e Transmissão:

	Number of Customers/ Agreements			Energy Sold (GWh)
	Mar/14	Mar/13	Var. %	1Q14	1Q13	Var.%
Copel DIS
Captive Market	4,219,911	4,070,239	3.7	6,184	5,776	7.1
Concessionaries and Licensees	4	3	33.3	168	157	6.9
CCEE (MCP)	-	-	-	-	-	-
Total Copel DIS	4,219,915	4,070,242	3.7	6,352	5,933	7.1
Copel GeT
CCEAR (Copel DIS)	1	1	-	103	231	(55.4)
CCEAR (other concessionaries)	39	36	8.3	1,240	1,684	(26.3)
Free Customers	28	29	(3.4)	1,047	1,009	3.7
Bilateral Agreements *	33	22	50.0	1,993	1,400	42.4
CCEE (MCP)	-	-	-	494	1,789	(72.4)
Total Copel GeT	101	88	14.8	4,877	6,113	(20.2)
Total Copel Consolidated	4,220,016	4,070,330	3.7	11,229	12,046	(6.8)
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
CCEE: Electric Pow er Trade Chamber
CCEAR: Energy Purchase Agreements in the Regulated Market
MCP: Short Term Market
*Includes Short Term Sales Agreements

Curitiba, May 8, 2014.

Antonio Sergio de Souza Guetter

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 8, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.